Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet
September 5, 2017

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due September 8, 2022
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook) Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TED3 / US89236TED37
Pricing Date:	September 5, 2017
Settlement Date:

September 8, 2017 (T+3)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the third U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in three business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	September 8, 2022
Principal Amount:	$600,000,000
Price to Public:	100.000%
Commission:	0.350%
Net Proceeds to Issuer:	99.650% / $597,900,000
Floating Rate Index:	3 month LIBOR
Floating Rate Spread:	+48 basis points
Index Source:	LIBOR Reuters
Minimum Interest Rate:	0.000%
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on September 6, 2017 plus the Floating Rate Spread.
Interest Payment Dates:	Each March 8, June 8, September 8 and December 8, beginning on December 8, 2017 and ending on the Maturity Date
Interest Reset Dates:	The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.
Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC Santander Investment Securities Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	ANZ Securities, Inc. Commerz Markets LLC Loop Capital Markets LLC Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.
DTC Number:	#187
Concurrent Offering:	Concurrently with this offering of the Notes, the Issuer is also offering by means of a separate term sheet $900,000,000 aggregate principal amount of 2.150% Medium-Term Notes, Series B due September 8, 2022 (the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.
Additional Risk Related to LIBOR:

Uncertainty About The Future Of LIBOR May Adversely Affect The Return On Your Notes And The Price At Which You Can Sell Your Notes In the Secondary Market, If One Exists.

LIBOR and other interest rates or other types of rates and indices which are deemed “benchmarks” are the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past, to disappear entirely, or have other consequences which cannot be predicted.  Any such consequence could have an adverse effect on any notes linked to such a benchmark.

Furthermore, Regulation (EU) 2016/1011 (the “Benchmark Regulation”) was published by the European Parliament and the Council of the European Union on June 8, 2016 and will apply from January 1, 2018 (with the exception of provisions specified in Article 59 (mainly on critical benchmarks) that came into effect from June 30, 2016). The Benchmark Regulation could have an adverse impact on any notes linked to LIBOR, if the methodology or other terms of LIBOR are changed in order to comply with the terms of the Benchmark Regulation, and such changes could (among other things) have the effect of reducing or increasing the rate or level or affecting the volatility of the published rate or level of LIBOR. In addition, the Benchmark Regulation stipulates that each administrator of a benchmark regulated thereunder must be licensed by the competent authority of the member state where such administrator is located.  There is a risk that administrators of LIBOR will fail to obtain a necessary license, preventing them from continuing to provide LIBOR as a benchmark or cease to administer LIBOR altogether because of the additional costs of compliance with the Benchmark Regulation and other applicable regulations, and the risks associated therewith.

More broadly, any of the international, national, or other proposals for reform, or the general increased regulatory scrutiny of benchmarks, could increase the costs and risks of administering or otherwise participating in the setting of a benchmark and complying with any such regulations or requirements.  Such factors may have the effect of discouraging market participants from continuing to administer or contribute to certain benchmarks, trigger changes in the rules or methodologies used in certain benchmarks, or lead to the disappearance of certain benchmarks.  Uncertainty about the future of benchmarks generally, any of the above changes, or any other consequential changes as a result of international, national, or other proposals for reform or other initiatives or investigations, could have an adverse effect on the value of, and return on, any notes linked to a benchmark and the trading market for such notes.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021.  The announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021.  It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR.  In the event that a published LIBOR rate is unavailable after 2021, the rate on the notes will be determined as set forth in the accompanying prospectus supplement under “Description of Notes—Interest and Interest Rates—LIBOR Notes.” If a published LIBOR rate is unavailable after 2021 and banks are unwilling to provide quotations for the calculation of LIBOR as set forth in the accompanying prospectus supplement, the rate of interest on the notes will remain the rate of interest in effect on the applicable Interest Determination Date.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, calling J.P. Morgan Securities LLC collect at 1-212-834-4533, calling RBC Capital Markets, LLC toll-free at 1-866-375-6829, calling Santander Investment Securities Inc. toll-free at 1-855-403-3636 and calling SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

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